UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number:001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

+86 10 0651-20297

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 21, 2024, the Company also received a letter (the “Letter”) from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the Letter, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $35 million required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2).

Based on the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2024, filed on October 30, 2024, the Company reported stockholders’ equity of $13,873,998. On November 14, 2024, Nasdaq staff confirmed that the Company meets the minimum $2.5 million stockholders’ equity requirement under Listing Rule 5550(b)(1). Accordingly, this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: November 15, 2024	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer and Director

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